Sub-Item: 77M - Mergers

(a)   Purisima Pure American Fund
        Purisima Pure Foreign Fund

(b)   At the close of November 18, 2005, the Purisima Total Return Fund (the “Acquiring Fund”) acquired all the net assets of the Purisima Pure American Fund and the Purisima Pure Foreign Fund (the “Acquired Funds”) in a tax-free exchange of shares pursuant to an agreement and plan of reorganization approved by the Acquired Funds’ shareholders. The number and value of shares issued by the Acquiring Fund are presented in the Acquiring Fund’s Schedule of Changes in Net Assets.

The Acquiring Fund issued 119,793 shares (valued at $2,364,717) for the Purisima Pure American Fund and issued 205,997 shares (valued at $4,066,378) for the Purisima Pure Foreign Fund during acquisition on November 18, 2005. The aggregate net assets of the Acquiring Fund immediately after the merger were $337,737,456.